

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

December 31, 2012 and 2011



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
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To the Participants and Plan Administrator
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center East Inc. Retirement Savings Plan for Puerto Rico Employees (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rent-A-Center East Inc. Retirement Savings Plan for Puerto Rico Employees as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
June 26, 2013

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2012	2011
Investments, at fair value	$1,983,213	$1,814,279
Cash	3,260	21
Receivables		
Participant contributions	5,801	9,109
Employer contributions	2,431	3,992
Notes receivable from participants	438,733	212,510
	446,965	225,611
Net assets available for benefits, reflecting investments at fair value	2,433,438	2,039,911
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(5,480)	-
NET ASSETS AVAILABLE FOR BENEFITS	$2,427,958	$2,039,911

The accompanying notes are an integral part of these statements.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2012

Additions to (deductions from) net assets attributable to:	
Interest and dividends	$ 74,290
Net depreciation in fair value of investments	(8,310)
	65,980
Interest income on notes receivable from participants	11,027
Contributions	
Participants	327,987
Employer	140,010
	467,997
Total additions	545,004
Deductions from net assets attributed to:	
Benefits paid to participants	148,372
Administrative expenses	8,585
Total deductions	156,957
Net increase in net assets	388,047
Net assets available for benefits	
Beginning of year	2,039,911
End of year	$2,427,958

The accompanying notes are an integral part of this statement.

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all Puerto Rico employees of Rent-A-Center East, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In January 2012, INTRUST Bank, N.A. became the custodian and recordkeeper for the Plan. The Plan assets were transferred into fund options similar to those offered by Banco Popular de Puerto Rico (Banco Popular), the former custodian of the assets and recordkeeper for the Plan. Banco Popular remains the trustee of the Plan.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $13,000 of their annual compensation (plus a $1,500 catch-up deferral for employees over 50 years of age) for 2012. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company may make matching contributions on a discretionary basis which cannot exceed 2% of each employee's annual compensation. The Company made matching contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee compensation in 2012. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make a profit sharing contribution for the 2012 plan year.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five or more years of vesting service as defined by the Plan.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant's unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $1,400 and $6,900 as of December 31, 2012 and 2011, respectively. Forfeitures were used to pay plan administrative expenses of approximately $8,600 during the year ended December 31, 2012.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or to the extent a participant's or beneficiary's account is invested in at least five whole shares of Rent-A-Center, Inc. stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 3.25% to 4.00% at December 31, 2012. Loans bear interest at the prime rate fixed at the time of the loan.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the trustee of the assets using forfeitures.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. See Note C for further discussion of investment contracts held by the plan.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for further discussion of the Plan's valuation methods under fair value accounting standards. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE B - SUMMARY OF ACCOUNTING POLICIES – Continued

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). The objective of this update is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and International Financial Reporting Standards (IFRSs), by changing the wording used to describe many of the requirements in US GAAP for measuring fair value and disclosing information about fair value measurements. The amendments include those that clarify FASB's intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Plan adopted this ASU effective January 1, 2012, on a prospective basis. The adoption of ASU 2011-04 did not have a material impact on the Plan's financial statements.

NOTE C - INVESTMENT CONTRACTS

The Plan offers the Wells Fargo Stable Value Fund E as an investment option for participants beginning in the 2012 plan year. This fund invests in the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. The Wells Fargo Stable Return Fund G invests in investment contracts including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest. Separate Account GICs are issued by an insurance company and are maintained within a separate account. GICs are backed by the general account of the insurance company while Separate Account GICs are backed by a segregated pool of assets. Security Backed Investment Contracts are comprised of two components; the first component is a fixed-income security or portfolio of fixed-income securities; the second component is a fully benefit-responsive contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate and return of fully accrued contract value at maturity. The investment contract is designed to allow participants to transact at contract value without reference to the price fluctuations of the underlying fixed income securities.

GICs are investment contracts in which the underlying assets and benefit-responsive wrap contracts provide market value and cash flow risk protection to the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed a return of principal and interest. The GICs are stated at contract value, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the wrap contract and the adjustment to contract value. This adjustment generally represents the contract value less the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets and the fair value of the wrap contract. Contract value represents contributions made under the contract less participant-directed withdrawals, plus accrued interest that has not been received from the issuer. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTE C - INVESTMENT CONTRACTS – Continued

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis, and cannot credit an interest rate that is less than zero percent. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. Variables that impact these rates are: (i) the current yield of the assets underlying the contract; (ii) the duration of the assets underlying the contract and (iii) the existing difference between the fair value and contract value of the assets within the contract. Gains and losses in the underlying portfolio will affect the adjustment from fair value to contract value and the future crediting rate. GIC crediting rates generally provide a fixed rate of interest over the term to maturity of the contract and therefore do not experience fluctuating crediting rates. The crediting rate of interest at December 31, 2012 was 1.95%. The average yield at December 31, 2012 was 0.94%.

There are certain risks specific to investment contracts. One of the primary risks is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. Another risk is that liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include, but are not limited to, the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the plan's prohibition on competing investment options; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transactions exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

If the stable value fund defaults in its obligations under a security-backed contract, and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the fund will receive fair value as of the date of termination.

NOTE D - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

- *Level 1* - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

- *Level 2* - Observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets orliabilities.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes to methodologies used at December 31, 2012 and 2011.

Where quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan's mutual funds and Rent-A-Center, Inc. common stock. The Plan's investment in the stable value fund is classified within Level 2 of the valuation hierarchy. The stable value fund is a collective trust, and is valued using the net asset value provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. Fair value of GICs, which the stable value fund invests in, is based on the fair value of the underlying fixed income investments and the fair value of the wrap contracts provided by the insurance companies. There are no redemption restrictions on the stable value fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE D - FAIR VALUE MEASUREMENTS – Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 54,505	$ -	$ -	$ 54,505
Balanced funds	467,903	-	-	467,903
Growth funds	315,254	-	-	315,254
Value funds	21,582	-	-	21,582
Fixed income funds	220,639	-	-	220,639
Total mutual funds	1,079,883	-	-	1,079,883
Common stock:				
Rent-A-Center, Inc.	708,984	-	-	708,984
Stable value fund	-	194,346	-	194,346
Investments at fair value	$1,788,867	$194,346	$ -	$1,983,213

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Balanced funds	$ 320,810	$ -	$ -	$ 320,810
Growth funds	298,052	-	-	298,052
Value funds	15,968	-	-	15,968
Fixed income funds	204,954	-	-	204,954
Other funds	190,010	-	-	190,010
Total mutual funds	1,029,794	-	-	1,029,794
Common stock:				
Rent-A-Center, Inc.	784,485	-	-	784,485
Investments at fair value	$1,814,279	$ -	$ -	$1,814,279

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The following table summarizes investments measured at fair value based on net asset value per share as of December 31, 2012:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable value fund	$194,346	N/A	Daily	None

NOTE E - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 9, 2010, in which the Puerto Rico taxing authority, Departamento de Hacienda, stated that the Plan, as then designed, was in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code (Code) Section 1165(a). There have been amendments to the Plan since that date; however, the plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Departamento de Hacienda. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE F - RELATED PARTIES

Certain Plan investments are shares of the Plan Sponsor's common stock; therefore, these transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are considered party-in-interest transactions.

NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the statements of net assets available for benefits.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE H - INVESTMENTS

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options. The Plan's investments are held in a bank administered trust fund and consist of the following:

	December 31,	
	2012	2011
Investments at fair value:		
American Independence Funds - Stock Fund	$ 49,083	$ 42,425
PIMCO Funds - Total Return Fund	220,639*	204,954*
Goldman Sachs Funds - Mid Cap Value Fund	10,951	8,266
T. Rowe Price Funds - Growth Stock Fund	46,035	37,545
JP Morgan Funds - Small Cap Equity Fund	28,256	21,334
Harbor Funds - International Fund	109,901	-
Invesco Funds - Small Cap Value Fund	10,631	-
Vanguard Funds - Mid Cap Index Fund	286	-
Vanguard Funds - 500 Index Fund	54,219	-
Ivy Funds - Mid Cap Growth Fund	71,317	-
Eagle Funds - Small Cap Growth Fund	9,864	-
Oppenheimer Funds - Developing Markets Fund	798	-
MFS Funds - Lifetime 2020 Fund	46,294	-
MFS Funds - Lifetime 2030 Fund	75,498	-
MFS Funds - Lifetime 2040 Fund	251,613*	-
MFS Funds - Lifetime 2050 Fund	67,063	-
MFS Funds - Lifetime Retirement Income Fund	27,435	-
American Independence Funds - International Equity Fund	-	92,645
T. Rowe Price Funds - 2010 Fund	-	20,946
T. Rowe Price Funds - 2020 Fund	-	45,174
T. Rowe Price Funds - 2030 Fund	-	62,505
T. Rowe Price Funds - 2040 Fund	-	191,226*
T. Rowe Price Funds - 2050 Fund	-	619
T. Rowe Price Funds - Retirement Income Fund	-	340
Davis Funds - NY Venture A Fund	-	39,040
Federated Funds - Kaufmann A Fund	-	42,952
Franklin Funds - Small Cap Value Fund	-	7,702
MFS Funds - New Discovery R2 Fund	-	8,027
Royce Funds - Premier Service Fund	-	14,084
Federated Funds - Government Obligations Funds	-	190,010*
Rent-A-Center, Inc. - Common Stock	708,984*	784,485*
Wells Fargo Funds - Stable Return Fund	194,346*	-
Total investments, at fair value	1,983,213	1,814,279
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(5,480)	-
	$1,977,733	$1,814,279

Participants may change their investment options at any time.

*Represents 5 percent or more of the Plan's net assets.

NOTE H - INVESTMENTS – Continued

The Plan's investments (including investments bought, sold, and held during the year) depreciated in value by a net of $8,310 during the year ended December 31, 2012, as follows:

Mutual funds	$ 46,744
Rent-A-Center, Inc. common stock	(58,445)
Stable value fund	3,391
	$ (8,310)

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012:

Net assets available for benefits per the financial statements	$2,427,958
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts	5,480
Net assets available for benefits per the Form 5500	$2,433,438

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements	$545,004
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts at December 31, 2012	5,480
Total income per the Form 5500	$550,484

NOTE J- SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 26, 2013, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

EIN: 68-1024367
Plan No: 001

(a)	(b) Identity of issuer or borrower	(c) Description of investment	(e) Current value
	T. Rowe Price Funds	Growth Stock Fund	$ 46,035
	American Independence Funds	Stock Fund	49,083
	JP Morgan Funds	Small Cap Equity Fund	28,256
	PIMCO Funds	Total Return Fund	220,639
	Goldman Sachs Funds	Mid Cap Value Fund	10,951
	Harbor Funds	International Fund	109,901
	Invesco Funds	Small Cap Value Fund	10,631
	Vanguard Funds	Mid Cap Index Fund	286
	Vanguard Funds	500 Index Fund	54,219
	Ivy Funds	Mid Cap Growth Fund	71,317
	Eagle Funds	Small Cap Growth Fund	9,864
	Oppenheimer Funds	Developing Markets Fund	798
	MFS Funds	Lifetime 2020 Fund	46,294
	MFS Funds	Lifetime 2030 Fund	75,498
	MFS Funds	Lifetime 2040 Fund	251,613
	MFS Funds	Lifetime 2050 Fund	67,063
	MFS Funds	Lifetime Retirement Income Fund	27,435
*	Rent-A-Center, Inc.	Common Stock	708,984
	Wells Fargo Funds	Stable Return Fund	194,346
	Total Investments		1,983,213
	Cash		3,260
*	Participant Loans	Notes receivable from participants, interest rates ranging from 3.25% to 4.00%	438,733
	Total, at fair value		$2,425,206

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER EAST, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

By: RENT-A-CENTER, INC.
Plan Administrator

Date: June 26, 2013

By: 
Dawn M. Wolverton
Vice President – Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants

* Filed herewith.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 26, 2013, with respect to the financial statements and supplemental schedule included in the Annual Report of Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees on Form 11-K for the year ended December 31, 2012. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc. and Subsidiaries on Form S-8 (File No. 333-171926, effective January 28, 2011).

Grant Thornton LLP

Dallas, Texas
June 26, 2013